Exhibit 99.1

Santiago, January 03, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, January 03, 2024, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following lines: /a/ registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows:

-	Bond Series AA-9 BSTDA91122, for a total amount of CLP $5,500,000,000 maturing on November 1, 2030. The average placement rate of the securities was 6.30%.

-	Bond Series AA-13 BSTD130923, for a total amount of 305,000 UF maturing on September 1, 2029. The average placement rate of the securities was 3.52%.

Sincerely,

Patricia Pérez Pallacán

Head of ALM

C.c:

- Stock Exchange

- Chilean Electronic Exchange